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23003315

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68739

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Bayridge Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__600 Montgomery Street, 6th Floor__

(No. and Street)

__San Francisco__	__CA__	__94111__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Kareem Jaber__	__415-248-2200__	__kjaber@btig.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BDO Cayman Ltd.__

(Name – if individual, state last, first, and middle name)

P. O. Box 31118, Governors Square	__Grand Cayman__	__CI__	__KY1-1205__
(Address)	(City)	(State)	(Zip Code)
__02/24/2009__		__2162__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kareem Jaber _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bayridge Securities, LLC _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

* See Attached Jurat Certificate

Signature:

Title:
Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of February , 20 23, by Kareem Muddin Jaber

_____ ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



MARIA MONICA HAMILTON
Notary Public - California
San Francisco County
Commission # 2403042
My Comm. Expires May 4, 2026

(Seal)   Signature Maria Monica Hamilton

Bayridge Securities, LLC

(SEC. I.D. NO. 8-68739)

Statement of Financial Condition as of December 31, 2022, and Independent Registered Public Accounting Firm's Report

PUBLIC DOCUMENT

(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)



Tel: +1 (345) 943-8800	PO Box 31118
Fax: +1 (345) 943-8801	2ʳᵈ Floor Building 3
Email: mail@bdo.ky	Governors Square
www.bdo.ky	23 Lime Tree Bay Avenue
	Grand Cayman KY1-1205
	Cayman Islands

Report of Independent Registered Public Accounting Firm

The Member and Officers
Bayridge Securities, LLC
San Francisco, California

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bayridge Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2013.

Grand Cayman, Cayman Islands

February 27, 2023

- 1 -

Bayridge Securities, LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash and cash equivalents	$ 131,179
Receivables from clearing broker	10,638
Other assets	6,441
Total assets	$ 148,258

Liabilities and Member's Equity

Liabilities	
Accounts payable and other accrued expenses	$ 26,150
Total liabilities	26,150
Member's equity	122,108
Total liabilities and member's equity	$ 148,258

See notes to the financial statements

Bayridge Securities, LLC

Notes to Financial Statements
As of December 31, 2022

1. **Nature of Business**

   Bayridge Securities, LLC (the "Company") is a wholly owned subsidiary of Condor Trading, LP (the "Parent"). The Company was formed in October 2010, but did not commence operations until 2011. The Company received approval to operate and conduct business as a broker dealer in September 2011, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In prior year(s), the Company's operations consisted primarily of providing placement agent services to publicly traded companies. There were no such types of services provided in the year ended December 31, 2022. The Company does not carry securities accounts for its customers.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation — The financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates — The preparation of the Company's financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

   Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

   Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes. All of the Company's income and losses are reportable by the member. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by its member the Company does not record a provision for income taxes and has no uncertain tax positions.

3. **Net Capital Requirements**

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

   At December 31, 2022, the Company's net capital was $115,667, which was $110,667 in excess of its minimum requirement of $5,000, pursuant to the requirements of the Rule. The Company's aggregate indebtedness to net capital ratio was 0.23 to 1.

4. **Receivables From Clearing Broker**

    Receivables from the Company's clearing broker, Goldman Sachs Execution and Clearing L.P., ("Clearing Broker"), is pursuant to the clearance agreement in effect. At December 31, 2022, the Company's receivables from its Clearing Broker is $10,638, and is entirely maintained as a clearing deposit.

5. **Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk**

    The Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event, that, and to the extent that, such counterparties do not fulfill their obligations.

    For the year ended December 31, 2022, the Company did not record any losses with respect to off-balance sheet items.

6. **Concentration of Credit Risk**

    The majority of the Company's cash and cash equivalents are held at a single financial institution in a non-interest bearing account. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's management does not believe the credit risk associated with its cash and cash equivalents is significant due to the financial stability of the financial institution.

7. **Related-Party Transactions**

    In 2011, the Company entered into an expense sharing and personnel allocation agreement (the "Agreement") as amended from time to time with the Parent and its affiliated broker dealer, BTIG, LLC ("BTIG"). The Parent or BTIG purchases fixed assets, pays operating expenses or allocates personnel costs to the Company. There are no payables to affiliates at December 31, 2022.

8. **SEC Rule 15c3-3**

    The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

    The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(ii) exemptive provision.

    * * * * *